SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 20)

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq. Vice President, Legal Affairs Biosite Incorporated 9975 Summers Ridge Road San Diego, California 92121 (858) 805-2000	Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9.
SIGNATURE
EXHIBIT (A)(1)(PP)

This Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007, May 2, 2007, May 8, 2007, May 10, 2007, May 11, 2007, May 15, 2007, May 15, 2007 and May 16, 2007 respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of Item 8:
     On May 16, 2007, Biosite entered into a letter agreement with Beckman and Purchaser pursuant to which, among other things: (a) Beckman and Purchaser waived the three-business-day period during which Beckman had the right to submit a revised proposal to acquire Biosite under Section 7.1(f)(iii) of the Merger Agreement; (b) Beckman and Purchaser waived the three-business-day requirement under Section 5.3(c)(ii) of the Merger Agreement relating to a Company Change in Recommendation; (c) Beckman and Purchaser agreed that Beckman would not submit a revised proposal of the type contemplated by Section 7.1(f)(iv) of the Merger Agreement prior to the termination of the Merger Agreement in accordance with such letter; and (d) Biosite agreed to terminate the Merger Agreement and pay the $54 million termination fee to Beckman on or before 12:00 p.m., Pacific Daylight Time, on May 17, 2007. A copy of the letter from Beckman is filed as Exhibit (a)(1)(PP) hereto and is incorporated herein by reference.
     On May 17, 2007, Biosite and Inverness issued a joint press release announcing, among other things, that they have entered into a definitive merger agreement pursuant to which a subsidiary of Inverness will commence a tender offer to acquire all of the outstanding shares of Common Stock not already owned by Inverness. The price being offered by Inverness is $92.50 per share in cash, plus if the first time that the subsidiary of Inverness accepts for payment any Common Stock tendered pursuant to the Inverness tender offer (the “Inverness Acceptance Time”) does not occur on or prior to Monday, July 2, 2007, an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Inverness Acceptance Time. A copy of the press release is filed as Exhibit (a)(1)(QQ) hereto and is incorporated herein by reference.
     Prior to entering into the definitive merger agreement with Inverness, Biosite terminated the Merger Agreement in accordance with its terms and paid Beckman a termination fee of $54 million pursuant to the Merger Agreement, which fee has been reimbursed to Biosite by Inverness in accordance with the terms of the definitive merger agreement with Inverness.
Item 9.

Exhibit No.	Description

(a)(1)(PP)	Letter Agreement among Beckman Coulter, Inc., Louisiana Acquisition Sub, Inc. and Biosite Incorporated, dated May 16, 2007.

(a)(1)(QQ)	Press Release Issued by Biosite Incorporated and Inverness Medical Innovations, Inc. dated May 17, 2007 (incorporated by reference to Exhibit 99.1 to Biosite Incorporated’s Form 8-K filed on May 18, 2007).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED
By:	/s/ Christopher J. Twomey
	Name:	Christopher J. Twomey
	Title:	SVP, Finance, CFO and Secretary

Dated: May 17, 2007